FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2017 which was sent to shareholders of HSBC Holdings plc on 8 March 2017. A copy of the Notice of Annual General Meeting is available at www.hsbc.com/agm.

HSBC Holdings plc

Notice of Annual General Meeting at 11.00am on Friday, 28 April 2017
Queen Elizabeth II Conference Centre
Broad Sanctuary, London SW1P 3EE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 25).

Contents

1.	Chairman's letter	1

2.	Notice of the 2017 Annual General Meeting	6

3.	Explanatory notes	10

4.	Information about the 2017 Annual General Meeting	21

5.	General information	25

6.	Appendices	26

8 March 2017

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2017 Annual General Meeting ("AGM") starting at 11.00am on Friday, 28 April.

Our AGM will again be held at the Queen Elizabeth II Conference Centre in central London. This is a venue which can be easily reached by public transport. We would like to welcome you in person at the meeting but if you are unable to attend, you may choose to watch the meeting via a webcast which you will be able to access through www.hsbc.com/agmwebcast.

Notice of the AGM and particulars of the business to be considered are enclosed with this letter. We look forward to updating you on the Group's progress over the past year and on our priorities for the next 12 months, as well as commenting on recent events.

There are a number of important items of business at this year's AGM and I recommend that you read the Notice together with the attached explanatory notes.

I would like to highlight the following items for you:

Annual Report & Accounts
The first items of business concern our Annual Report & Accounts for the year ended 31 December 2016 ("Annual Report & Accounts") and the 2016 Directors' Remuneration Report.

The content of the Annual Report & Accounts has been designed to provide you with a clear and accessible overview of the Group's performance in 2016 and how we aim to create long term, sustainable value for our shareholders. We welcome your feedback.

Directors' Remuneration Report
In 2016, we were grateful for your endorsement of our remuneration policy which we expect to remain in place through to the AGM in 2019. The 2016 Directors' Remuneration Report, which you will be invited to approve, comprises a report by the Group Remuneration Committee on its implementation of that remuneration policy during 2016, showing how much we paid to our Directors and why.

Directors
We have made further changes to the Board this year to take into account the retirement of some of your Directors and to add Board members with complementary skills and experience.

At the conclusion of this AGM we shall bid farewell to our two longest serving independent directors, namely, our Senior Independent Director, Rachel Lomax, and Sam Laidlaw.

Rachel during her tenure has served on the Group Audit, Group Risk and Nomination committees, and took responsibility as the first Chair of the Conduct & Values Committee to establish its terms of reference and its agenda. Sam served on, and latterly chaired, both the Group Remuneration and Nomination committees. Together, Rachel and Sam have also been leading the process to manage my own succession.  Their combined knowledge of regulatory and public policy, business leadership, corporate governance and consumer issues

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

has been invaluable to the Board. On behalf of all shareholders, I want to thank them for their dedication and commitment.

Since last year's AGM, the Board has welcomed David Nish and Jackson Tai as additional independent non-executive Directors on 1 May 2016 and 12 September 2016 respectively. They bring substantial relevant experience and expertise to the Board and the committees on which they serve. We are grateful for the contributions that they are already making.

Following Sam Laidlaw's retirement, Pauline van der Meer Mohr will be appointed chairman of the Group Remuneration Committee. An announcement relating to the other positions which become vacant at the conclusion of the AGM will be made in due course.

As is our normal practice, David Nish and Jackson Tai will be standing for election for the first time at this year's AGM. Save as noted above, all other Directors will stand for re-election. The biographical details of each of the Directors can be found on pages 12 to 16. On behalf of the Board, I wholeheartedly recommend the election and re-election of the Directors not retiring at this meeting.

At the conclusion of this year's AGM, subject to the election and re-election of the Directors recommended above, your Board will comprise a full time Chairman, three executive Directors and 14 independent non-executive Directors.

In the Notice inviting you to the 2016 AGM, I indicated that the process to find my successor had been initiated with the intention of having this concluded during 2017. This process remains on track and an announcement will be made in due course. This is therefore almost certainly the last AGM at which I will have the privilege of addressing you as Chairman of the Group and I look forward to seeing as many of you as possible in person in April.

External Auditor

PricewaterhouseCoopers LLP ("PwC") was re-appointed as external Auditor for the financial year beginning 1 January 2016. They continue to make a positive contribution in the role. We are asking you to approve their re-appointment as Auditor of the Company and to authorise the Group Audit Committee to determine their remuneration.

Political contributions

HSBC has a long standing policy not to make any political donations or to incur political expenditure including in the UK or the rest of the EU within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations and political expenditure used in the UK Companies Act are very wide. As a result, they may cover activities that are an accepted part of engaging with our stakeholders to ensure that issues and concerns affecting our operations are considered and addressed, but which would not ordinarily be considered as political donations or political expenditure.

As a result, the Directors have concluded that it would be prudent to seek authority from our shareholders to allow them to make political donations and incur political expenditure of up to £200,000 in aggregate in the period up until next year's AGM. In common with many other UK companies, this is purely a precautionary measure. The authorities sought are not designed to influence public support for any political party, or political outcome; they are simply to ensure that the Group does not inadvertently breach the UK Companies Act.

Authority to allot shares and contingent convertible securities and to make share repurchases
As in 2016, we will be seeking a general authority from you for the Directors to allot shares both on a pre-emptive and non-pre-emptive basis. We also seek a renewal of shareholder authority to make market purchases of up to 10 per cent of our own shares.

As we execute our strategy, we constantly review the capital we hold. We remain committed to maintaining a strong capital base. We undertook a US$2.5 billion share buy-back programme this past year for the first time which we completed in December 2016. We also announced the commencement of a further share buy-back of up to US$1 billion on 22 February 2017. The renewal of this authority to make market purchases, if approved by shareholders, will enable us to complete the current buy-back programme if it is not already completed by the time this year's AGM is held. It will also provide us with the flexibility to take further action if we feel it is in the interests of the Company and our shareholders to do so.

In addition to the general allotment authorities referred to above, we will again seek your approval for the Directors to create and issue contingent convertible securities that automatically convert into, or are exchanged for, ordinary shares in HSBC in prescribed circumstances. Our ongoing ability to issue these securities enables HSBC to manage its capital requirements in the most efficient and economical way for shareholders. Further details are set out on page 20 and in Appendix 1.

All of these resolutions satisfy stock exchange listing rules and relevant guidelines in both the UK and

Hong Kong.

General meetings

As in previous years, we will seek authority for general meetings (other than the annual general meetings) to be called by giving a minimum of 14 clear days' notice. This would not be used as a matter of routine, but it provides flexibility where the Board considers it to be to the advantage of shareholders to shorten the notice period to 14 clear days.

Your Board considers that the proposals set out in this Notice are in the best interests of the Company and its shareholders and recommend that you vote in favour of all resolutions. The Directors intend to do so in respect of their own beneficial holdings.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. Whether or not you are able to attend the AGM, I encourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and voting in person, should you subsequently be able to attend.

Together with my colleagues on the Board, I would like to thank you for your continued support.

Yours sincerely
Douglas Flint

Group Chairman

HSBC Holdings plc

Notice of the 2017 Annual General Meeting

Notice is hereby given that the 2017 Annual General Meeting of HSBC Holdings plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 11.00am on Friday, 28 April 2017 to consider and, if thought fit, pass the resolutions below. Resolutions 1 to 7, 10 and 12 will be proposed as ordinary resolutions. Resolutions 8, 9, 11, 13 and 14 will be proposed as special resolutions:

1.  Annual Report & Accounts*

To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2016.

2.  Directors' Remuneration Report*

To approve the Directors' Remuneration Report set out on pages 153 to 172 of the Annual Report & Accounts for the year ended 31 December 2016, excluding the Director's Remuneration Policy set out on pages 155 to 158.

3.  Election and re-election of Directors*

To elect by separate resolutions each of:

(a)     David Nish;

(b)     Jackson Tai;

To re-elect by separate resolutions each of:

(c)	Phillip Ameen;	(k)	Irene Lee;
(d)	Kathleen Casey;	(l)	John Lipsky;
(e)	Laura Cha;	(m)	Iain Mackay;
(f)	Henri de Castries;	(n)	Heidi Miller;
(g)	Lord Evans of Weardale;	(o)	Marc Moses;
(h)	Joachim Faber;	(p)	Jonathan Symonds;
(i)	Douglas Flint;	(q)	Pauline van der Meer Mohr; and
(j)	Stuart Gulliver;	(r)	Paul Walsh.

4.  Re-appointment of Auditor*

To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company.

5.  Remuneration of Auditor*

To authorise the Group Audit Committee to determine the remuneration of the Auditor.

6.  Political Donations*

THAT in accordance with sections 366 and 367 of the UK Companies Act 2006 (the "Act") the Company, and any company which is a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised to:

(a)     make political donations to political parties and/or independent election candidates;

(b)     make political donations to political organisations other than political parties; and

(c)      incur political expenditure,

in each case during the period starting on the date of passing of this Resolution 6 and expiring at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is earlier, provided the aggregate amount of any such donations and expenditure shall not exceed £200,000 during the period for which this Resolution 6 has effect. For the purposes of this resolution, the terms 'political donations', 'political parties', 'independent election candidates', 'political organisations' and 'political expenditure' shall have the meanings given to them by sections 363 to 365 of the Act.

* Ordinary Resolution
#  Special Resolution

7.  Authority to allot shares*

THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)     up to an aggregate nominal amount of US$1,986,691,641 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,311,152,735 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,622,305,470 can be allotted under paragraphs (a), (b) and (c) of this resolution); and

(b)     up to an aggregate nominal amount of US$3,311,152,735 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than US$3,311,152,735 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than
US$6,622,305,470 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with an offer or invitation to:

(i)      holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)     holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c)      comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,622,305,470 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,622,305,470 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i)      holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)     holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)     up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each), provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

8.  Disapplication of pre-emption rights#

THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/ or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be limited:

(a)     to the allotment of equity securities or sale of treasury shares for cash in connection with any rights issue, or other offer or invitation (but in the case of the authority granted under paragraph (c) of Resolution 7, by way of a rights issue only) to:

(i)      holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)     holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue, offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(b)     to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of US$496,672,910,

provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

9.  Further disapplication of pre-emption rights for acquisitions etc. #

THAT if Resolution 7 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolution 8 set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 7 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be:

(a)      limited to the allotment of equity securities or sale of treasury shares up to a nominal amount of US$496,672,910; and

(b)     used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice convening this meeting, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

10. Addition of any repurchased shares to general authority to allot shares*

THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 7 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 11 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to paragraphs (b) and (c) of Resolution 7 set out in the Notice convening this meeting.

11. Purchases of Ordinary Shares by the Company#

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of ordinary shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)       the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 1,986,691,641 Ordinary Shares;

(b)      the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)       the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary

Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)       unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier; and

(e)       the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

12. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*

THAT in addition to any authority granted pursuant to Resolution 7 set out in the Notice convening this meeting, the Directors be generally and unconditionally authorised under and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$1,986,691,641 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

13. Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#

THAT if Resolution 12 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolutions 8 and 9 set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 12 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2018 or at the close of business on 30 June 2018, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority has not expired.

14. Notice of general meetings#

THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

By order of the Board

B J S Mathews	8 March 2017

Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

* Ordinary Resolution
#  Special Resolution

Explanatory notes

Information about the business to be considered at the 2017 Annual General Meeting ("AGM") is set out below.

These explanatory notes should be read in conjunction with the Annual Report & Accounts in respect of the year ended 31 December 2016. This Notice of AGM, the Annual Report & Accounts and the Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital (excluding treasury shares) of the Company with voting rights on 23 February 2017, being the latest practicable date prior to the printing of this document, was 19,866,916,411 ordinary shares of US$0.50 each.

1.  Annual Report & Accounts

The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the

Directors and of the Auditor for the year ended 31 December 2016.

2.  Directors' Remuneration Report

The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended 31 December 2016 (other than the part containing the Directors' Remuneration Policy on pages 155 to 158). The Directors' Remuneration Report is contained in the Annual Report & Accounts on pages 153 to 172. The actual remuneration paid to Directors in 2016 was made within the boundaries of the Directors' Remuneration Policy approved by shareholders at the 2016 AGM. The vote on the Directors' Remuneration Report is advisory in nature and cannot impact what is paid under the shareholder-approved Policy.

3.  Election and re-election of Directors

The Board has concluded that all of the non-executive Directors standing for election or re-election this year are independent in character and judgement.

When considering independence, the Board calculates the length of service of a non-executive Director by reference to the date of his or her election by shareholders following their appointment. The Board has determined that there are no relationships or circumstances which are likely to affect a non-executive Director's judgement and any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, member of senior management or any substantial or controlling shareholder of HSBC Holdings plc

David Nish and Jackson Tai offer themselves for election as Directors, having been appointed to the Board on 1 May 2016 and 12 September 2016, respectively. Each of these new non-executive Directors was determined by the Board to be independent on appointment. The Board, both prior to appointment and when nominating for re-election enquires, and obtains assurance, that each Director is, or will be capable of, contributing the time both expected of them and unanticipated, should additional demands be placed on them. The Board has considered carefully the number of directorships held by Directors and has applied the same standard of enquiry for each of them. It is satisfied that all Directors, including Directors holding a greater number of appointments, have sufficient capacity to meet their commitments to the Company.

Individual performance evaluations and assessment of contributions to Board discussion have confirmed that all of the Directors are performing effectively and demonstrate commitment to their roles. It is therefore the belief of the Board that each of the non-executive Directors is fully able to discharge his or her duties. Accordingly, the Board has concluded that, save as noted below, all of the Directors should offer themselves for election and re-election in accordance with the Group's regular practice.

Sam Laidlaw and Rachel Lomax will retire from the Board after the conclusion of the AGM.

Non-executive Directors' fees

With effect from 1 January 2017 each non-executive Director receives a fee of £110,000 per annum. Authority to make this adjustment was given under the Directors' Remuneration Policy approved by shareholders at the 2016 AGM. This represents an increase from prior years (£95,000 per annum) and reflects growing regulatory responsibilities and time commitment. The fees paid to non-executive Directors who are members of Board committees, also with effect from 1 January 2017, are set out below (these and Board fees will be pro-rated for part year service where relevant):

Committee*	Fees (per annum)		Committee members standing for
			election/re-election

	Chairman	Member

Group Audit Committee	£60,0001	£30,000	Jonathan Symonds (Chairman), Phillip Ameen,
			Kathleen Casey, David Nish

Group Risk Committee	£60,0001	£30,000	Joachim Faber (Chairman), John Lipsky, Heidi
			Miller, Jackson Tai

Group Remuneration Committee	£60,0001	£30,000	Pauline van der Meer Mohr (Chair elect),
			John Lipsky, Paul Walsh

Financial System Vulnerabilities	£60,0001	£30,000	Lord Evans of Weardale (Chairman), Kathleen
Committee			Casey, Jackson Tai

Conduct & Values Committee	£60,0001	£30,000	Laura Cha, Lord Evans of Weardale, Jonathan
			Symonds, Pauline van der Meer Mohr

Nomination Committee	£40,000	£25,000	Laura Cha, John Lipsky,
			Pauline van der Meer Mohr, Paul Walsh

Philanthropic & Community Investment	£25,000	£15,000	Laura Cha (Chair), Lord Evans of Weardale
Oversight Committee

* For further details of the roles and accountabilities of each of these Board committees, see pages 140 to 145 of the Annual Report & Accounts.
1 2016: £50,000 per annum

Phillip Ameen receives a separate fee of US$425,000 per annum as a non-executive director of HSBC North America Holdings Inc., HSBC Bank USA,

National Association, HSBC Finance Corporation and HSBC USA Inc. This fee was approved by the HSBC North America Holdings Inc. Nominating and

Governance Committee on 27 April 2016.

Laura Cha, as a non-executive director, Deputy Chairman and a member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees in those capacities of HK$550,000, HK$125,000, HK$75,000 respectively per annum. These fees were authorised by the shareholders of The Hongkong and Shanghai Banking Corporation Limited.

Joachim Faber receives a separate annual fee of €8,925 as a member of an advisory body (verwaltungsrat) to HSBC Trinkaus & Burkhardt AG.

Irene Lee, as a non-executive director, a member of the audit committee and a member of the risk committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$ 550,000, HK$200,000 and HK$200,000 respectively per annum. In addition, as a non-executive director, chair of the risk committee and member of the audit committee of Hang Seng Bank Limited, she receives fees of HK$450,000, HK$260,000 and HK$160,000 respectively per annum. These fees were authorised by shareholders and the board of The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited respectively.

Rachel Lomax receives an additional fee as Senior Independent non-executive Director. With effect from 1 January 2017 this fee is £54,000 per annum (2016: £45,000 per annum).

Heidi Miller receives a separate fee of US$550,000 per annum as non- executive Chairman of HSBC North America Holdings Inc. This fee was approved by the Group Remuneration Committee of HSBC Holdings plc on 5 November 2015 and authorised by the board of HSBC North America Holdings Inc.

Jonathan Symonds receives a separate fee of £345,000 per annum as non-executive Chairman of HSBC Bank plc. This fee was approved by the Group

Remuneration Committee of HSBC Holdings plc on 15 January 2014.

With effect from 1 January 2017 each non-executive Director not based in the UK receives a travel allowance of £4,000 per annum.

Non-executive Directors' terms of appointment

Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their election or re-election by shareholders, the terms of appointment of the non-executive Directors standing for election or re-election will expire as follows: Kathleen Casey, Laura Cha, Lord Evans of Weardale, Jonathan Symonds - 2017; Phillip Ameen, Joachim Faber, John Lipsky and Heidi Miller - 2018; Henri de Castries, Irene Lee, Pauline van der Meer Mohr and Paul Walsh - 2019; and David Nish and Jackson Tai - 2020.

Executive Directors' service contracts and remuneration

The Group Chairman and other executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Douglas Flint	14 February 2011
Stuart Gulliver	10 February 2011
Iain Mackay	4 February 2011
Marc Moses	27 November 2014

Under the terms of their employment: Douglas Flint receives a base salary but is not eligible to receive variable pay; Stuart Gulliver, Iain Mackay and Marc Moses each receive a base salary and are eligible to receive discretionary variable pay. The base salaries of Douglas Flint, Stuart Gulliver, Iain Mackay and Marc Moses are £1,500,000, £1,250,000, £700,000 and £700,000 per annum respectively. Fixed pay allowances, approved by shareholders at the 2014 Annual General Meeting and delivered in shares, are made to Stuart Gulliver, Iain Mackay and Marc Moses. The allowances are £1,700,000, £950,000 and £950,000 per annum respectively. Douglas Flint is not eligible to receive a fixed pay allowance.

Further details of the Directors' emoluments are set out in the Directors' Remuneration Report contained in the Annual

Report & Accounts on pages 153 to 172.

The Directors at the date of this document are: Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Douglas Flint, Stuart Gulliver, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

Biographical details

Brief biographical details of each of the Directors standing for election and re-election are set out below.

David Thomas Nish†, 56

Appointed to the Board: May 2016

Member of the Group Audit Committee

Skills and experience: David served as Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined as Finance Director in 2006. David led its investment in technology, complementary acquisitions and the disposal of the group's Canadian operations. Other former appointments include Group Finance Director of Scottish Power plc, non-executive director of HDFC Life (India) and partner of Price Waterhouse. He is a qualified chartered accountant.

Current appointments include: A non-executive director of Vodafone plc, London Stock Exchange Group plc, UK Green Investment Bank plc and Zurich Insurance Group.

Jackson Peter Tai†, 66

Appointed to the Board: September 2016

Member of the Group Risk Committee and the Financial System Vulnerabilities Committee

Skills and experience: Jackson was formerly Vice Chairman and Chief Executive of DBS Group and DBS Bank Ltd, having served the group as Chief Financial Officer and then as President and Chief Operating Officer. He previously worked at JP Morgan & Co. Incorporated as an investment banker in New York, Tokyo and San Francisco. Other former appointments include non-executive director of Bank of China Limited, Singapore Airlines, NYSE Euronext, ING Groep N.V., CapitaLand Ltd, SingTel Ltd. and Jones Lang LaSalle Inc. Jackson also served as Vice-Chairman of Islamic Bank of Asia.

Current appointments include: Non-executive director of Eli Lilly and Company, Koninklijke Philips Electronics N.V., MasterCard Incorporated and the Canada Pension Plan Investment Board.

Phillip David Ameen†, 68

Appointed to the Board: January 2015

Member of the Group Audit Committee

Skills and experience: As a Certified Public Accountant with extensive financial and accounting experience, Phillip served as Vice President, Comptroller, and Principal Accounting Officer of General Electric ('GE'). Prior to joining GE, he was a partner of KPMG. He also served on the International Financial Reporting Interpretations Committee of the International Accounting Standards Board, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board Emerging Issues Task Force. He was also Chairman of the Committee on Corporate Reporting of Financial Executives International, Chairman of Skyonic Corporation and a Trustee of the Financial Accounting Foundation.

Current appointments include: A non-executive director of HSBC North America Holdings Inc., HSBC Bank USA N.A., HSBC Finance Corporation and HSBC USA Inc.

Kathleen Louise Casey†, 50

Appointed to the Board: March 2014

Member of the Group Audit Committee and the Financial System Vulnerabilities Committee

Skills and experience: Kathleen has extensive financial regulatory policy experience. She is a former Commissioner of the US Securities and Exchange Commission, and acted as its principal representative in multilateral and bilateral regulatory dialogues with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Other former appointments include Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs; Chair of the Alternative Investment Management Association; and Legislative Director and Chief of Staff for a US Senator.

Current appointments include: Senior adviser to Patomak Global Partners and to a number of public bodies in the US.

Laura May Lung Cha†, GBS, 67

Appointed to the Board: March 2011

Chair of the Philanthropic & Community Investment Oversight Committee and a member of the Conduct & Values Committee and the Nomination Committee

Skills and experience: Laura has extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. She is the former Vice Chairman of the China Securities Regulatory Commission. Other former appointments include serving as a non-executive director of Bank of Communications Co., Limited; Hong Kong Exchanges and Clearing Limited; and Tata Consultancy Services Limited. She also served as chair of the University Grants Committee in Hong Kong, and was Deputy Chairman of the Securities and Futures Commission in Hong Kong.

Current appointments include: A non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, Chairman of Hong Kong's Financial Services Development Council and a non-executive director of China Telecom Corporation Limited, Unilever PLC and Unilever N.V.

Henri René Marie Augustin de la Croix de Castries†,62

Appointed to the Board: March 2016

Skills and experience: Henri has more than 25 years' international experience in the financial services industry. He joined AXA in 1989 and his roles included responsibility for the group's asset management, financial and real-estate businesses, the oversight of North American and UK operations, and the preparation and execution of all the group's major mergers and acquisitions undertaken in the 1990s. Henri retired as Chairman and Chief Executive Officer of AXA SA on 1 September 2016. Other former appointments include serving as a director of AllianceBernstein Corporation.

Current appointments include: Chairman of Institut Montaigne, a French think-tank; non-executive director of Nestlé S.A. and a non-executive director of the French National Foundation for Political Science.

Lord Evans of Weardale†, 59

Appointed to the Board: August 2013

Chairman of the Financial System Vulnerabilities Committee and a member of the Conduct & Values Committee and the Philanthropic & Community Investment Oversight Committee

Skills and experience: Jonathan has extensive experience in national security policy and operations. He was formerly Director General of the UK's Security Service (MI5) with responsibility for its leadership, policy and strategy, and areas including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities, and cybersecurity. Jonathan held various positions during a 30-year career in the Security Service, which included responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure, and attending the National Security Council.

Current appointments include: A non-executive director of Ark Data Centres and an adviser to various cybersecurity and technology companies.

Joachim Faber†, 66

Appointed to the Board: March 2012

Chairman of the Group Risk Committee

Skills and experience: Joachim has extensive international experience in banking and asset management. He is a former Chief Executive Officer of Allianz Global Investors AG and is a member of the management board of Allianz SE. He spent 14 years with Citicorp, holding positions in Trading and Project Finance, and as Head of Capital Markets for Europe, North America and Japan. He was also chairman of various Allianz subsidiaries. He was previously a member of the supervisory board and chairman of the audit and risk committee of OSRAM Licht AG. He was also a member of the German Council for Sustainable Development and a member of the advisory board of the Siemens Group Pension Board.

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG and the Shareholder Committee of Joh. A. Benckiser SARL, and a director of Coty Inc. and Allianz France S.A.

Douglas Jardine Flint, CBE, 61
Group Chairman

Appointed to the Board: December 1995. Group Chairman since December 2010

Skills and experience: Douglas has extensive board-level experience and knowledge of governance primarily having served on the boards of HSBC and BP plc, and as a partner of KPMG. He has expertise in finance and risk management in banking, multinational financial reporting, treasury and securities trading operations. He joined HSBC as Group Finance Director in 1995 and, prior to becoming Chairman in 2010, his responsibilities broadened to Chief Financial Officer, and Executive Director for Risk and Regulation.

He is a member of the Institute of Chartered Accountants of Scotland and a Fellow of the Chartered Institute of Management Accountants.

Current appointments include: Board member of the Institute of International Finance, member of the International Business Leaders Advisory Councils of the mayors of both Beijing and Shanghai, a UK Business Ambassador at the invitation of the UK Prime Minister, non-executive Chairman of the Just Finance Foundation, trustee of the Royal Marsden Cancer Charity Board and a member of its Investment Committee.

Stuart Thomson Gulliver, 57

Group Chief Executive

Appointed to the Board: May 2008. Group Chief Executive since January 2011

Skills and experience: Stuart has more than 36 years' international banking experience, having joined HSBC in 1980. He played a leading role in developing and expanding Global Banking and Markets, and has held key roles in the Group's operations worldwide, working in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Former appointments include Chairman of HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC France. He was also Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its supervisory board.

Current appointments include: Chairman of the Group Management Board, and The Hongkong and Shanghai Banking Corporation Limited.

Irene Yun-Lien Lee†, 63

Appointed to the Board: July 2015

Skills and experience: Irene has more than 30 years' finance industry experience, having held senior investment banking and fund management positions in the UK, the US and Australia, including positions at Citibank and the Commonwealth Bank of Australia. Other former appointments include serving as a member of the Advisory Council of J.P. Morgan Australia and the Australian Takeovers Panel.

Current appointments include: Executive Chairman of Hysan Development Company Limited and a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited, Cathay Pacific Airways Limited, CLP Holdings Limited and Noble Group Limited.

John Phillip Lipsky†, 70

Appointed to the Board: March 2012

Member of the Group Risk Committee, the Nomination Committee and the Group Remuneration Committee

Skills and experience: John worked for J.P. Morgan in Chile, New York, Washington and London, and interacted with financial institutions, central banks and governments in many countries. He served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and Special Adviser. Other former appointments include serving as a trustee of the Economic Club of New York, a Global Policy Adviser for Anderson Global Macro, LLC and Chairman of the World Economic Forum's Global Agenda Council on the International Monetary System.

Current appointments include: Senior appointments and advisory positions in international economic research organisations.

Iain James Mackay, 55
Group Finance Director

Appointed to the Board: December 2010

Skills and experience: Iain has extensive financial and international experience, having worked in London, Paris, the US, Africa and Asia. He joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc. Other former appointments include director of Hang Seng Bank Limited; Chief Financial Officer, HSBC Asia-Pacific. Before joining HSBC, Iain worked at GE, serving as Controller of its Global Consumer Finance Unit, Chief Financial Officer of GE Consumer Finance Americas, and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging. Iain is a member of the Institute of Chartered Accountants of Scotland.

Current appointments include: Member of the Board of Trustees of the British Heart Foundation and chairman of its audit and risk committee.

Heidi Miller†, 63

Appointed to the Board: September 2014

Member of the Group Risk Committee

Skills and experience: Heidi is a former President of International at JPMorgan Chase, and was responsible for leading the global expansion and the international business strategy across its investment bank, asset management, and treasury and securities services divisions. She was also a non-executive director of Merck & Co., Inc. and Progressive Corp.; Executive Vice President and Chief Financial Officer of Bank One Corporation; Senior Executive Vice President of Priceline.com Inc.; and Executive Vice President and Chief Financial Officer of Citigroup Inc.

Current appointments include: Chair of HSBC North American Holdings Inc., a non-executive director of First Data Corporation and General Mills Inc., and an advisory director of SRS Acquiom LLC.

Menasey Marc Moses, 59

Group Chief Risk Officer

Appointed to the Board: January 2014

Skills and experience: Marc joined HSBC in 2005 as Chief Financial and Risk Officer for Global Banking and Markets, and in December 2010 became Group Chief Risk Officer. He has extensive risk management and financial experience. Marc is a Fellow of the Institute of Chartered Accountants in England and Wales. He was European chief financial officer at J.P. Morgan and an audit partner at PricewaterhouseCoopers.

Jonathan Richard Symonds†, CBE, 58

Appointed to the Board: April 2014

Chairman of the Group Audit Committee and a member of the Conduct & Values Committee

Skills and experience: Jonathan is a former Chief Financial Officer of Novartis AG and AstraZeneca plc. He was also a partner and Managing Director of Goldman Sachs, a partner of KPMG, and a non-executive director and chair of the Audit Committee of Diageo plc. He is a fellow of the Institute of Chartered Accountants in England and Wales.

Current appointments include: Chairman of HSBC Bank plc, Innocoll AG and Proteus Digital Health Inc., and a non-executive director of Genomics England Limited.

Pauline Françoise Marie van der Meer Mohr†, 57

Appointed to the Board: September 2015

Member of the Group Remuneration Committee, the Nomination Committee and the Conduct & Values Committee

Skills and experience: Pauline has extensive legal and human resources experience across a number of different sectors, and contributed to the Dutch Banking Code Monitoring Commission. Former appointments include President of Erasmus University Rotterdam; Senior Executive Vice President and Head of Group Human Resources at ABN AMRO Bank N.V.; Group Human Resources Director at TNT N.V.; HR Director, Information Technology, Royal Dutch Shell Group and Senior Legal Counsel, Shell International.

Current appointments include: President of the supervisory board of EY Netherlands and member of the supervisory boards of ASML Holding N.V. and Royal DSM N.V.

Paul Steven Walsh†, 61

Appointed to the Board: January 2016

Member of the Group Remuneration Committee and the Nomination Committee

Skills and experience: Paul was Group Chief Executive of Diageo plc for 12 years, having originally joined the Board of its predecessor, Grand Metropolitan plc, in 1995. He was also a non-executive director of Unilever PLC, United Spirits Limited and Centrica plc. Paul is a Fellow of the Chartered Institute of Management Accountants.

Current appointments include: Non-executive Chairman of Compass Group PLC, Avanti Communications Group Plc and Chime Communications Limited, and a non-executive director of FedEx Corporation and RM2 International S.A.

† Independent non-executive Director

Save as disclosed above and in Appendix 3 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

4 and 5. Re-appointment of Auditor and remuneration of Auditor

The current appointment of PricewaterhouseCoopers LLP ("PwC") as Auditor of the Company terminates at the conclusion of this year's AGM. PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be reappointed until the conclusion of the 2018 Annual General Meeting and that the Group Audit Committee be authorised to determine its remuneration.

An analysis of the remuneration paid in respect of audit and non-audit services provided by our Auditor and their affiliates for each of the past three years is disclosed on page 212 in the Annual Report & Accounts. This information relates to KPMG (our former Auditor) for the first year and PwC (our current Auditor) for the remaining two years.

6. Political Donations

The UK Companies Act 2006 (the "Act") requires companies to obtain shareholder authority for donations to registered political parties and other political organisations, in the UK and the rest of the EU, totalling more than £5,000 in any 12 month period and for any political expenditure, subject to limited exceptions.

In accordance with Group policy, HSBC does not make any political donations or incur political expenditure including in the UK or the rest of the EU within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations, political parties, political organisations and political expenditure the Act are very wide. As a result, they may cover routine activities that form part of the normal business activities of the Group and are an accepted part of engaging with stakeholders to ensure that issues and concerns which affect the Group's operations are considered and addressed, but which would not be considered as political donations or political expenditure in the ordinary sense of those words. Activities including contributions to or support for bodies such as those concerned with policy review and law reform or with the representation of the business community or sections of it may be deemed to be political donations or expenditure as defined by the Act.

The activities referred to above are not designed to influence public support for any political party or political outcome. The authority is being sought on a precautionary basis only to ensure that neither the Company nor any of its subsidiaries inadvertently breaches the Act. Resolution 6 proposes an aggregate overall cap of £200,000 per annum for all such political donations and expenditure.

If Resolution 6 is passed, this authority will be effective until the conclusion of the 2018 Annual General Meeting or the close of business on 30 June 2018, whichever is the earlier.

7. Authority to allot shares

This year, the Directors are again seeking authority under section 551 of the Act to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out in Resolution 7 and explained below. The authority given to the Directors at the 2016 Annual General Meeting will expire at the conclusion of the 2017 Annual General Meeting. Resolution 7 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,622,305,470, representing two-thirds of the Company's issued ordinary share capital. However, that authority is limited as follows:

(a)       under paragraph (a) of Resolution 7, up to an aggregate nominal amount of US$1,986,691,641, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments;

(b)       under paragraph (b) of Resolution 7, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 7 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,311,152,735. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)       under paragraph (c) of Resolution 7, the Directors would have authority to allot up to an aggregate nominal amount of US$6,622,305,470 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 7 will reduce the level of this two-thirds authority.

In Resolution 7 paragraph (d), the Board is again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders in general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders, this authority will give Directors the flexibility to raise regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

If granted, this authority will be effective until the conclusion of the 2018 Annual General Meeting or the close of business on 30 June 2018, whichever is the earlier.

As at 23 February 2017, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.61 per cent of the issued ordinary share capital (including treasury shares) and 1.64 per cent of the issued ordinary share capital (excluding treasury shares).

8 and 9. Disapplication of pre-emptions rights

Resolutions 8 and 9 are to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 7, in line with the guidelines on share capital management issued by the UK's Investment Association (the "IA Guidelines") and the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights. If the Directors wish to exercise the authority under Resolution 7 and offer shares (or sell any shares which the Company may purchase or elect to hold as treasury shares) for cash, the Act requires that unless shareholders have given specific authority for the disapplication of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. Resolutions 8 and 9 seek to give the Directors flexibility, in certain circumstances, to allot new shares (or to grant rights over shares) for cash or to sell treasury shares for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 8 seeks to give the Directors additional flexibility in the context of pre-emptive offerings such as a rights issue, open offer, or scrip dividend, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. It also seeks a disapplication of pre-emption rights in respect of allotments or sales of treasury shares for cash up to an aggregate nominal amount of US$496,672,910, representing approximately five per cent of the Company's issued ordinary share capital. This is designed to reflect the guidelines contained in the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights, which impose a five per cent limit for non-pre-emptive allotments for cash, excluding certain allotments such as those under employee share plans.

This year, Resolution 9 is being proposed as a separate resolution, in accordance with a recommendation of the Pre-Emption Group released during 2016 and the IA Guidelines, to authorise the Directors to allot an additional quantity of shares (or sell treasury shares) for cash otherwise than to existing shareholders pro rata to their holdings up to an aggregate nominal amount of US$496,672,910, representing a further five per cent of the Company's issued share capital. The additional authority in Resolution 9 may be used only in connection with the financing (or refinancing) of an acquisition or specified capital investment. In accordance with the Pre-Emption Group's Statement of Principles, the Directors confirm that they intend to use the authority sought in Resolution 9 only in connection with such an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in the announcement of the issue, and will provide shareholders with information regarding the transaction if the authority is used.

Other than pursuant to the Company's scrip dividend plan and except for allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 8 and 9. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders in general meeting.

If granted, the authorities sought in Resolutions 8 and 9 will be effective until the conclusion of the 2018 Annual General Meeting or the close of business on 30 June 2018, whichever is the earlier.

In addition, the Company is seeking authority under Resolution 12 to allot shares or rights to subscribe for shares in connection with the issue of Contingent Convertible Securities ("CCSs"), and to disapply statutory-pre-emption rights in respect of such allotment, in each case up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 12 and 13 are passed, the authority sought under Resolutions 7, 8 and 9 would not be utilised for the purpose of the issuance of CCSs.

The Company also confirms that it does not intend to issue more than 7.5 per cent of its issued ordinary share capital (excluding treasury shares) in any rolling three-year period, without prior consultation with shareholders, save as permitted in connection with an acquisition or specified capital investment as described above. However, if passed, Resolutions 12 and 13 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

Unless otherwise stated, references in these Explanatory Notes to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital of the Company (calculated exclusive of treasury shares) as at 23 February 2017, being the latest practicable date prior to printing this document.

10. Addition of any repurchased shares to general authority to allot shares

Resolution 10 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 7 to include the shares repurchased by the Company under the authority sought by Resolution 11. This is permitted by the Hong Kong Listing Rules.

11. Purchase of ordinary shares by the Company

The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own ordinary shares and the maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. It remains the Directors' policy to maintain a robust capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase ordinary shares in the market in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders or to neutralise the dilutive impact of scrip dividends, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares.

Shareholders should note that under section 693 of the Act, the Company is only permitted to make market purchases of its ordinary shares on a recognised investment exchange. Of the venues where the Company's ordinary shares are listed, only the London Stock Exchange is currently designated as a recognised investment exchange.

The Act permits the Company to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEx news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

The Company exercised its authority to make market purchases of its own shares pursuant to the authority granted at last year's Annual General Meeting for the first time in 2016. Pursuant to the back-buy implemented on 4 August 2016 and completed on 19 December 2016 (the "2016 Buy-back"), the Company purchased 325,273,407 of its ordinary shares, all of which are currently held in treasury.

The Company announced on 22 February 2017 the commencement of a buy-back of ordinary shares, for a maximum aggregate value of up to US$1 billion and expected to be completed during the first half of 2017, in order to reduce the Company's issued share capital (the "Current Buy-back"). Any shares purchased under the Current Buy-back will be cancelled. The Current Buy-back is being implemented under the existing authority to make market purchases obtained at the 2016 Annual General Meeting. If the Current Buy-back is not completed by the time of this year's Annual General Meeting, subject to Resolution 11 being approved, the Company will continue to implement the Current Buy-back under the authority obtained under Resolution 11. In the event the Current Buy-back is not completed by the time this year's Annual General Meeting and Resolution 11 is not approved, the Current Buy-back will cease at that point. As at 23 February 2017, being the latest practicable date prior to the printing of this document, the Company had purchased 8,282,000 of its shares under the Current Buy-back.

Further details regarding the proposed authority to be given to the Company to purchase its own shares, the waiver granted by the Hong Kong Stock Exchange, the 2016 Buy-back and the Current Buy-back (including shares purchased and prices paid on a monthly basis up to the latest practicable date prior to printing this document) are set out in Appendix 2.

The total number of options to subscribe for ordinary shares outstanding on 23 February 2017, being the latest practicable date prior to printing of this document, was 68,357,707 which represented 0.34 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding on 23 February 2017 would represent 0.38 per cent of the issued ordinary share capital (excluding treasury shares).

12 and 13. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities ("CCSs") and limited disapplication of pre-emption rights

The effect of Resolution 12 is to give the Directors the authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$1,986,691,641 equivalent to approximately 20 per cent of the ordinary shares in issue on 23 February 2017, being the latest practicable date prior to printing this document. This authority relates to the issue of CCSs.

CCSs are debt securities which benefit from a specific regulatory capital treatment under European Union legislation. They are treated as Additional Tier 1 Capital and, as a banking group, HSBC is able to hold a certain amount of its Tier 1 Capital in the form of Additional Tier 1 Capital. The CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs (which currently is the HSBC Group's Common Equity Tier 1 Capital falling below seven per cent).  Issuing CCSs gives the Company greater flexibility to manage its capital in the most efficient and economic way for the benefit of the shareholders. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 7, 8 and 9, which contain the general authority sought on an annual basis in line with the IA Guidelines and the Hong Kong Listing Rules. If Resolutions 12 and 13 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 7, 8 and 9. Although the authority in Resolutions 12 and 13 is not contemplated by the IA Guidelines, it has previously been discussed with the Investment Association.

The effect of Resolution 13 is to give the Directors authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. If passed, Resolution 13 will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company (or to sell treasury shares held by the Company following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$1,986,691,641, representing approximately 20 per cent of the ordinary shares in issue on 23 February 2017, such authority to be exercised in connection with the issue of CCSs. As at 23 February 2017, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.61 per cent of the issued ordinary share capital (including treasury shares) and 1.64 per cent of the issued ordinary share capital (excluding treasury shares).

The authorities in Resolutions 12 and 13 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Company will not utilise the authority in Resolutions 12 and 13 to issue new securities for any other purposes; however, pursuant to the authority under Resolutions 12 and 13, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The approvals would be effective until the Company's 2018 Annual General Meeting or the close of business on 30 June 2018, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

14. Notice period for meetings

The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the Company's 2018 Annual General Meeting or the close of business on 30 June 2018, whichever is the earlier, when it is intended that a similar resolution will be proposed.

Information about the 2017 Annual General Meeting

Venue

The AGM will be held at the Queen Elizabeth II Conference Centre ("QEII Centre") which is located on Broad Sanctuary in Westminster, central London and can easily be reached by public transport. The full address is Broad Sanctuary, Westminster, London SW1P 3EE. A location map is below.

Refreshments will be available prior to the AGM. Take-away lunch bags will be provided in the catering area at the conclusion of the AGM.

Access

The QEII Centre is accessible by wheelchair. The auditorium is fitted with an induction loop.

To help us ensure that the AGM is fully accessible to all shareholders, please contact Danielle Pass, Assistant Company Secretary (telephone +44 (0)20 7992 3022, email daniellemarie.pass@hsbc.com) if you have any particular access or other needs.

Security

Security checks will be carried out on entry to the AGM. Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or set to silent. Shareholders are encouraged to leave coats and bags in the cloakroom provided.

To ensure optimum security within the auditorium, please note that you will be provided with a wristband once you have been through the security checks at the venue. You must show your wristband to gain entry to the AGM.

Attendance and voting

Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday, 27 April 2017 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday, 27 April 2017 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

Voting

Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Voting results will be published on our website following the conclusion of the AGM.

Appointing a proxy

You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

Whether or not you propose to attend the AGM, you are requested to complete and submit a form of proxy in accordance with the instructions shown on it. The completion and submission of a form of proxy will not preclude you from attending and voting in person at the AGM.

How to submit your form of proxy

The form of proxy must be received by 11.00am (London time) on Wednesday, 26 April 2017,or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

●        Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom;

●        Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

●        Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on CREST set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am (London time) on Wednesday, 26 April 2017, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

Asking questions at the AGM

You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

If you have any questions relating to the business of the AGM that you would like addressed, please send by email to shareholderquestions@hsbc.com including your Shareholder Reference Number and we will endeavor to address the issues raised.

Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of a relevant executive or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Webcast

The AGM will be webcast live at www.hsbc.com/agmwebcast and a recording will be available for viewing until 28 May 2017.

CREST

CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am on Wednesday 26 April 2017, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

●        information in the instruction is incorrect;

●        the person expressed to have sent the instruction did not in fact send it; or

●        the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person who has been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. Any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

Members' power to require website publication of audit concerns

Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM or any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's Auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act 2006 to publish on its website.

If you have general queries about your shareholding, please contact the relevant registrar at the address shown on page 25.

General information

Company's registrar

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

●        Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

●        Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

●        Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (email: hbbm. shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services, 200 A Executive Dr., Edgewood, New York 11717, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive email notification of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and for any reason have difficulty in receiving or gaining access to the document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the registrars at the relevant address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out above.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors and the service contracts of the Group Chairman and executive Directors are available for inspection through the Group Company Secretary at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in the Notice of AGM, the form of proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC

Details of Directors' interests in the ordinary shares and debentures of HSBC are set out in Appendix 3.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 Capital. In addition HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.55 per cent of risk weighted assets in the form of Additional Tier 1

Capital.

In order to qualify as Additional Tier 1 Capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 Capital on the basis that on the occurrence of a defined trigger event they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?

Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a CRD IV end point basis which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?

HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's CRD IV end point basis Common Equity Tier 1 capital ratio was 13.6 per cent as at 31 December 2016. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. In an updated report issued by the European Banking Authority ("EBA") on the monitoring of Additional Tier 1 Capital instruments by EU institutions in May 2015, the EBA has confirmed that this type of provision is acceptable. Accordingly, where permitted by law and regulation to do so, HSBC will continue to issue future CCSs including terms which provide HSBC with discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?

There is no general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum period of five years and in certain other specified circumstances but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 Capital?

Yes. HSBC has no intention to issue capital securities pursuant to Resolutions 12 and 13 except for securities which constitute Additional Tier 1 Capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?

Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 Capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 12 and 13 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions 7, 8 and 9 and five per cent of that may only be used for the purposes of an acquisition or other capital investment. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?

As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 12 and 13, the conversion price on issue of the CCSs will not be less than £2.70, being the lowest trading price (recorded on 9 March 2009) of HSBC's ordinary shares over the last 10 years (and will be subject to typical adjustments for securities of this type).

How have you calculated the size of the authorities you are seeking?

The size of the authorities reflected in Resolutions 12 and 13 has been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from European Union legislation and PRA requirements. The authority sought is based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 Capital taking into account its expected risk weighted asset figures and applying the conversion price based on historic lows of HSBC's share price over the last 10 years referred to above. The intention is to give the Directors flexibility in managing HSBC's capital structure. For this reason, the proposed resolutions give the Directors authority to set the specific terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange

The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 12 and 13 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit under the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)      the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2018, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii)     such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 11), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Hong Kong Listing Rules as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)       It is proposed that the Company be given authority to purchase up to 1,986,691,641 ordinary shares of US$0.50 each (which represent 10 per cent of the ordinary shares in issue on 23 February 2017, being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each ordinary share, US$0.50 or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the ordinary shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is lower.

(b)      The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

(c)       It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)      The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 23 February 2017, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2016).

(e)       None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that Resolution 11 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 11 is approved.

(f)       Under the provisions of the UK Companies Act 2006 (the "Act") the Company is permitted, following any repurchase of ordinary shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the United Kingdom is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's HKEx news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)      The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 11, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)      The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 11, if approved.

(i)       The Company purchased 325,273,407 ordinary shares on the London Stock Exchange pursuant to the share buy-back which was implemented on 4 August 2016 and completed on 19 December 2016 ("the 2016 Buy-back"). All those shares are held in treasury. The table below outlines the number of shares purchased pursuant to the 2016
Buy-back on a monthly basis.

						Maximum
	Number of	Highest price	Lowest price	Average price	Aggregate	value of shares that may yet be
Month	shares	paid per share	paid per share	paid per share	price paid	purchased
		(£)	(£)	(£)	(£)	(US$)
August 2016	37,287,407	5.6950	5.1140	5.4551	203,408,308	2,233,620,166
September 2016	79,160,560	5.9420	5.5650	5.7336	453,876,095	1,636,117,416
October 2016	72,211,730	6.3210	5.7850	6.1503	444,125,860	1,085,362,266
November 2016	82,231,879	6.4560	5.8840	6.2433	513,399,612	448,362,392
December 2016	54,381,831	6.7530	6.2010	6.5331	355,281,894	58

The Company announced on 22 February 2017 the commencement of a buy-back of ordinary shares for a maximum aggregate value of up to US$1 billion in order to reduce the Company's issued share capital (the "Current Buy-back").
All shares purchased under the Current Buy- back will be cancelled. The table below outlines the number of shares purchased pursuant to the Current Buy-back up to 23 February 2017, being the latest practicable date prior to the printing of this document.

	Number of	Highest price	Lowest price	Average price	Aggregate	Maximum value of shares
Month	shares	paid per share	paid per share	paid per share	price paid	value of shares
that may yet be
		(£)	(£)	(£)	(£)	purchased
(US$)
February 2017 (up to 23 February 2017)	8,282,000	6.8080	6.5260	6.6790	55,315,884	931,099,896

(j)      The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve completed months prior to the latest practicable date before printing of this document were as follows:

					New York		NYSE Euronext
Month	Hong Kong		London		Stock Exchange		Paris		Bermuda
	Stock Exchange		Stock Exchange		(ADSs1)		Stock Exchange		Stock Exchange
	Lowest	Highest	Lowest	Highest	Lowest Highest		Lowest Highest		Lowest	Highest
	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(€)	(€)	(BD$)	(BD$)
February 2016	47.75	54.65	4.20	4.84	30.71	34.95	5.38	6.41	5.90	6.60
March 2016	48.40	50.90	4.33	4.72	31.12	32.74	5.48	6.02	6.30	6.50
April 2016	45.80	52.90	4.16	4.72	29.26	34.35	5.13	6.03	5.80	6.70
May 2016	47.30	51.50	4.24	4.48	30.81	33.24	5.38	5.89	6.10	6.45
June 2016	46.35	50.85	4.25	4.66	29.38	33.73	5.25	5.90	N/A	N/A
July 2016	46.80	50.80	4.62	4.98	30.02	32.75	5.40	5.92	6.00	6.00
August 2016	50.80	57.50	4.83	5.64	32.16	37.20	5.70	6.65	6.70	7.00
September 2016	57.15	59.95	5.59	5.89	36.84	38.65	6.54	6.94	7.55	7.55
October 2016	57.75	59.40	5.88	6.28	37.38	38.55	6.72	7.02	7.50	7.75
November 2016	57.45	61.70	5.95	6.43	37.03	39.95	6.68	7.55	7.50	8.05
December 2016	61.15	65.75	6.27	6.80	39.54	42.96	7.44	8.03	7.90	8.10
January 2017	63.00	66.75	6.62	6.88	40.66	42.99	7.63	8.04	8.40	8.40
1			Each ADS represents five ordinary shares.

Appendix 3

Directors' interests in the ordinary shares and debentures of HSBC

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors had the following interests, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document being 23 February 2017.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

			Jointly
		Child	with
	Beneficial	under 18	another		Total
HSBC Holdings plc Ordinary Shares	owner	or spouse	person	Trustee	interests1
Phillip Ameen3	5,000	-	-	-	5,000
Kathleen Casey3	8,620	-	-	-	8,620
Laura Cha	5,200	-	-	-	5,200
Henri de Castries	16,165	-	-	-	16,165
Lord Evans of Weardale	10,653	-	-	-	10,653
Joachim Faber	66,605	-	-	-	66,605
Douglas Flint	402,180	-	-	-	402,180
Stuart Gulliver	3,167,323	176,885	-	-	3,344,208
Sam Laidlaw	39,444	-	-	1,4162	40,860
Irene Lee	10,000	-	-	-	10,000
John Lipsky3	16,165	-	-	-	16,165
Rachel Lomax	18,900	-	-	-	18,900
Iain Mackay	345,469	-	-	-	345,469
Heidi Miller3	3,975	-	-	-	3,975
Marc Moses	824,241	-	-	-	824,241
David Nish	-	50,000	-	-	50,000
Jonathan Symonds	16,886	4,885	-	-	21,771
Jackson Tai3	10,160	-	21,445	-	31,605
Pauline van der Meer Mohr	15,000	-	-	-	15,000
Paul Walsh	5,079	-	-	-	5,079

1          Includes Executive Directors' other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' Remuneration Report on page 165 of the Annual Report & Accounts. At 23 February 2017, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans were: Douglas Flint - 405,099; Stuart Gulliver - 6,576,482; Iain Mackay - 1,842,063; and Marc Moses - 2,626,463. Each Director's total interests represents less than 0.04% of the shares in issue and 0.04% of the shares in issue (excluding treasury shares).
                        2           Non-beneficial.

3          These are interests in listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Phillip Ameen 1,000; Kathleen Casey 1,724; John Lipsky 3,233; Heidi Miller 795 and Jackson Tai 6,321. Each ADS represents five HSBC Holdings ordinary shares.

Photography

Directors and Secretary by Charles Best except Laura Cha and Paul Walsh by Patrick Leung.

Printed by Park Communications Limited, London, on Revive 50 Silk paper using vegetable oil-based inks. Made in Italy, the paper comprises 50% virgin fibre, 25% de-inked post-consumer waste and 25% pre-consumer waste. Pulps used are elemental chlorine-free.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 08 March 2017